Company GoldmanSachs International
                  TIDM TTP
                  Headline EMM Disclosure
                  Released 10:20 16 Apr 2003
                  Number 0990K






EMM DISCLOSURE
FORM 38.5 (SUMMARY)


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND
MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      16 April 2003


Contact name
      Peter Highton


Telephone number
      +44 207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Oxford Glycosciences plc

Cambridge Antibody Technology Group plc

AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:


In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code.If in doubt contact the Monitoring Section of the Panel, Tel.
No: 020 7638 0129.

Email: monitoring@disclosure.org.uk


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)

      Oxford Glycosciences plc


Class of security

      Ordinary Shares


Date of disclosure

      16 April 2003


Date of dealing

      15 April 2003


Name of EMM

      Goldman Sachs International


Name of offeree/offeror with whom connected

      Oxford Glycosciences plc


Total number of securities purchased

      20,000


Highest price paid*

      1.8150 GBP Sterling


Lowest price paid*

      1.8150 GBP Sterling


Total number of securities sold

      3,723


Highest price received*

      1.8374 GBP Sterling


Lowest price received*

      1.8374 GBP Sterling


*Currency must be stated


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)

      Cambridge Antibody Technology Group plc


Class of security

      Ordinary Shares


Date of disclosure

      16 April 2003


Date of dealing

      15 April 2003


Name of EMM

      Goldman Sachs International


Name of offeree/offeror with whom connected

      Oxford Glycosciences plc


Total number of securities purchased

      0


Highest price paid*

      0.00 GBP Sterling


Lowest price paid*

      0.00 GBP Sterling


Total number of securities sold

      6,888


Highest price received*

      3.50 GBP Sterling


Lowest price received*

      3.50 GBP Sterling


*Currency must be stated



END